UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35597 / May 21, 2025

In the Matter of:

Goldman Sachs BDC, Inc.
Silver Capital Holdings LLC
Goldman Sachs Private Middle Market Credit II LLC
Goldman Sachs Middle Market Lending Corp. II
Phillip Street Middle Market Lending Fund LLC
Goldman Sachs Private Credit Corp.
West Bay BDC LLC
BDC Blocker I, LLC
GSBD Blocker II, LLC
GSBD Blocker III LLC
GSBD Blocker IV LLC
GSBD Wine I, LLC
GSBD Blocker V, LLC
GSBD Blocker VI, LLC
MMLC Blocker I, LLC
MMLC Blocker II, LLC
MMLC Blocker III, LLC
MMLC Wine I, LLC
Goldman Sachs Private Middle Market Credit SPV LLC
Goldman Sachs Private Middle Market Credit SPV II LLC
PMMC Blocker I, LLC
PMMC Blocker II, LLC
PMMC Blocker III, LLC
PMMC Wine I, LLC
Goldman Sachs Private Middle Market Credit II SPV LLC
Goldman Sachs Private Middle Market Credit II SPV II LLC
PMMC II Blocker III LLC
PMMC II Blocker IV LLC
PMMC II Blocker V LLC
PMMC II Blocker VI, LLC
PMMC II Blocker VII, LLC
MMLC II Blocker I, LLC
MMLC II Blocker II, LLC
Phillip Street Middle Market Lending Investments LLC
Phillip Street Middle Market Lending Investment Holdings LLC
PSLF Blocker I, LLC
GS Private Credit SPV Public I LLC

GSCR Blocker I, LLC
GSCR Mott Street SPV LLC
Goldman Sachs Asset Management, L.P. and
certain of their affiliated entities as described in Appendix A to the application.

200 West Street, 15th Floor
New York, NY 10282

812-15711

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Goldman Sachs BDC, Inc., et al. filed an application on February 28, 2025, and amendments to
the application on April 4, 2025, April 10, 2025 and April 25, 2025, requesting an order under
sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1
under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d)
and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain registered
closed-end management investment companies and business development companies
(collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and
with certain affiliated investment entities.

On April 25, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35559). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Goldman Sachs BDC, Inc., <u>et al</u>. (File No. 812-15711) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.